UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

October 30, 2013

Commission File No.: 000-30688

NOVA MEASURING INSTRUMENTS LTD.
(Translation of registrant’s name into English)

Building 22 Weizmann Science Park, Rehovot
P.O.B 266
Israel
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Attached hereto and incorporated by way of reference herein is a press release issued by the Registrant and entitled: “Nova Announces 2013 Third Quarter Results”.

The financial statements tables included in the press release (pages 4-8 of the press release) are hereby incorporated by reference into the Registrant’s registration statements on Form S-8, filed with the Securities and Exchange Commission on the following dates: December 29, 2005 (File No. 333-130745); November 5, 2007 (File No. 333-147140) and October 25, 2012 (File No. 333-184585).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 30, 2013	NOVA MEASURING INSTRUMENTS LTD. (Registrant) By: /s/ Dror David —————————————— Dror David Chief Financial Officer

Company Contact: Dror David, Chief Financial Officer Nova Measuring Instruments Ltd. Tel: +972-73-229-5833 E-mail: info@novameasuring.com www.novameasuring.com	Investor Relations Contacts: Ehud Helft / Kenny Green CCG Investor Relations Tel: +1-646-201-9246 E-mail: nova@ccgisrael.com

Company Press Release

NOVA ANNOUNCES 2013 THIRD QUARTER RESULTS

Rehovot, Israel, October 30, 2013 - Nova Measuring Instruments Ltd. (Nasdaq: NVMI), provider of leading edge stand alone metrology and the market leader of integrated metrology solutions to the semiconductor process control market, today reported its 2013 third quarter results.

Highlights for the Third Quarter of 2013

•	Quarterly revenues of $25.8 million

•	Blended gross margin of 51%

•	GAAP Net income of $2.2 million, or $0.08 per diluted share

•	Non-GAAP Net income of $2.7 million, or $0.10 per diluted share

•	Positive cash flow from operations of $3.3 million

Management Comments

“Our Q3 results were consistent with our guidance and continue to reflect our strong position in the foundry segment,” said Eitan Oppenhaim, President and CEO. “The value of our broad base of foundry customers is quite apparent as they ramp up their 2X nm technology nodes, putting us on track for another year in which we outperform the industry and report record revenues.”

“We are also achieving our objective of expanding into additional process steps, in addition to multiple technology nodes, as evidenced by the recent selections of our systems as process tool of record for multiple process steps including CMP and Etch”.

“Our strong bookings in Q3 reflect the intensive ramp up that our customers are experiencing, as well as our success in achieving early engagement with our customers as they accelerate the transition to advanced technology nodes. In Q3, we also announced a new memory customer, indicating progress toward our goal of improving our presence in this segment. We are very pleased with the progress we had this quarter with our key business initiatives, which positions us very well towards 2014.”

2013 Third Quarter Results

Total revenues for the third quarter of 2013 were $25.8 million, an increase of 6% relative to the third quarter of 2012, and a decrease of 8% relative to the second quarter of 2013.

Gross margin for the third quarter of 2013 was 51%, compared with 53% in the third quarter of 2012 and 55% in the second quarter of 2013.

Operating expenses in the third quarter of 2013 were $10.9 million, compared with $9.9 million in the third quarter of 2012 and $12.0 million in the second quarter of 2013.

On a GAAP basis, the company reported net income of $2.2 million, or $0.08 per diluted share, in the third quarter of 2013. This compares to a net income of $2.9 million, or $0.11 per diluted share, in the third quarter of 2012, and a net income of $2.8 million, or $0.10 per diluted share, in the second quarter of 2013.

On a Non-GAAP basis, which excludes deferred income tax adjustments, stock based compensation expenses and loss or income related to equipment and inventory damage, the company reported net income of $2.7 million, or $0.10 per diluted share, in the third quarter of 2013. This compares to a net income of $3.7 million, or $0.14 per diluted share, in the third quarter of 2012, and a net income of $3.8 million, or $0.14 per diluted share, in the second quarter of 2013.

Total cash reserves at the end of the third quarter of 2013 were $100.0 million.

Nova will discuss the results, along with its outlook and guidance for the fourth quarter of 2013, on a conference call today, October 30, 2013, beginning at 8:30am ET. To participate, please dial in the US: 1 877 280 1254; or internationally: +972 3 763 0147 or 1 646 254 3360. The conference call will be webcast live from a link on Nova’s website at http://ir.novameasuring.com, together with a presentation to accompany the call. A replay of the call will be available from the same link.

About Nova: Nova Measuring Instruments Ltd. develops, produces and markets advanced integrated and stand alone metrology solutions for the semiconductor manufacturing industry. Nova is traded on the NASDAQ & TASE under the symbol NVMI. The Company's website is www.novameasuring.com.

This press release provides financial measures that exclude non-cash charges for stock-based compensation, deferred income taxes expenses, income from insurance claim and loss related to equipment and inventory damage and are therefore not calculated in accordance with generally accepted accounting principles (GAAP). Management believes that these non-GAAP financial measures provide meaningful supplemental information regarding Nova's performance because they reflect our operational results and enhances management's and investors' ability to evaluate Nova's performance before charges or benefits considered by management to be outside Nova's ongoing operating results.

The presentation of this non-GAAP financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. Management believes that it is in the best interest of its investors to provide financial information that will facilitate comparison of both historical and future results and allows greater transparency to supplemental information used by management in its financial and operational decision making. A reconciliation of each GAAP to non-GAAP financial measure discussed in this press release is contained in the accompanying financial tables.

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products, expected deliveries, transactions, expected revenues, operating results, earnings and profitability. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward looking statements. These risks and other factors include but are not limited to:  our dependency on two product lines; the highly cyclical nature of the markets we target; our inability to reduce spending during a slowdown in the semiconductor industry; our ability to respond effectively on a timely basis to rapid technological changes; our dependency on PEM; risks related to exclusivity obligations and non-limited liability that may be included in our commercial agreements and arrangements; cyber security risks; risks related to open source technologies; our ability to retain our competitive position despite the ongoing consolidation in our industry; risks related to our dependence on a single manufacturing facility; risks related to our lease agreements; our ability to expand our manufacturing capacity or marketing efforts to support our future growth; risks related to quarterly fluctuations in our operating results; risks related to the extremely competitive market we are operation in; our dependency on a small number of large customers and small number of suppliers; our dependency on our key employees; risks related to changes in our order backlog; risks related to the financial, political and environmental instabilities in Asia; risks related to our intellectual property; changes in customer demands for our products; new product offerings from our competitors; changes in or an inability to execute our business strategy; unanticipated manufacturing or supply problems; changes in tax requirements; changes in customer demand for our products; risks related to currency fluctuations and risks related to our operations in Israel. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading “Risk Factors” in Nova’s Annual Report on Form 20-F for the year ended December 31, 2012 filed with the Securities and Exchange Commission on March 11, 2013. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. Nova Measuring Instruments Ltd. does not assume any obligation to update the forward-looking information contained in this press release.

(Tables to Follow)

NOVA MEASURING INSTRUMENTS LTD.
CONSOLIDATED BALANCE SHEET
(U.S. dollars in thousands)

	As of September 30,	As of December 31,
	2013	2012

CURRENT ASSETS
Cash and cash equivalents	15,757	15,963
Short-term interest-bearing bank deposits	83,919	75,039
Trade accounts receivable	20,829	17,362
Inventories	16,168	17,827
Deferred income tax assets	412	1,850
Other current assets	3,695	2,549
	140,780	130,590
LONG-TERM ASSETS
Long-term interest-bearing bank deposits	405	405
Other long-term assets	424	516
Severance pay funds	1,868	1,873
	2,697	2,794

FIXED ASSETS, NET	9,353	8,660

TOTAL ASSETS	152,830	142,044

CURRENT LIABILITIES
Trade accounts payable	10,854	10,819
Deferred income	3,447	4,775
Other current liabilities	9,839	8,444
	24,140	24,038

LONG-TERM LIABILITIES
Liability for employee severance pay	2,850	2,806
Deferred income	548	159
Other long-term liability	263	270
	3,661	3,235

SHAREHOLDERS' EQUITY	125,029	114,771

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	152,830	142,044

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF OPERATIONS
 (U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012

REVENUES
Products	19,911	22,419	19,359
Services	5,860	5,705	5,059
	25,771	28,124	24,418

COST OF REVENUES
Products	9,045	9,342	7,999
Services	3,626	3,449	3,483
	12,671	12,791	11,482

GROSS PROFIT	13,100	15,333	12,936

OPERATING EXPENSES
Research and Development expenses, net	7,021	7,567	6,003
Sales and Marketing expenses	2,643	2,968	2,967
General and Administration expenses	1,256	1,472	973
	10,920	12,007	9,943

OPERATING PROFIT	2,180	3,326	2,993

INTEREST INCOME, NET	257	246	283

INCOME BEFORE INCOME TAXES	2,437	3,572	3,276

INCOME TAX EXPENSES	197	769	381

NET INCOME FOR THE PERIOD	2,240	2,803	2,895

Earnings per share:
Basic	0.08	0.10	0.11
Diluted	0.08	0.10	0.11

Shares used for calculation of earnings per share:
Basic	27,237	27,121	26,646
Diluted	27,503	27,419	27,485

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except per share data)

	Nine-months ended
	September 30,	September 30,
	2013	2012

REVENUES
Product sales	64,671	60,196
Services	16,649	13,874
	81,320	74,070

COST OF REVENUES
Product sales	27,466	24,344
Services	10,655	9,636
	38,121	33,980

GROSS PROFIT	43,199	40,090

OPERATING EXPENSES
Research & Development expenses, net	22,087	17,477
Sales & Marketing expenses	8,835	8,896
General & Administration expenses	3,847	2,787
	34,769	29,160

OPERATING PROFIT	8,430	10,930

INTEREST INCOME, NET	633	1,031

INCOME BEFORE INCOME TAXES	9,063	11,961

INCOME TAX EXPENSES	1,625	2,605

NET INCOME FOR THE PERIOD	7,438	9,356

Net income per share:
Basic	0.27	0.35
Diluted	0.27	0.34

Shares used for calculation of net income per share:
Basic	27,071	26,598
Diluted	27,343	27,260

NOVA MEASURING INSTRUMENTS LTD.
QUARTERLY CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	2,240	2,803	2,895
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	907	846	771
Loss related to inventory damage	-	148	-
Amortization of deferred stock-based compensation	368	624	489
Increase (decrease) in liability for employee termination benefits, net	(1)	66	(80)
Deferred income taxes	116	713	349
Decrease (increase) in trade accounts receivables	(1,112)	(712)	2,619
Decrease (increase) in inventories	144	583	(3,770)
Decrease (increase) in other current and long term assets	(1,064)	841	(64)
Increase (decrease) in trade accounts payables and other long-term liabilities	250	(147)	(5)
Increase (decrease) in other current liabilities	614	(504)	485
Increase (decrease) in short and long term deferred income	793	(1,793)	572
Net cash provided by operating activities	3,255	3,468	4,261

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(4,548)	(6,317)	11,100
Investments in short-term held to maturity securities	-	-	(5)
Proceeds from insurance claim	-	219	-
Additions to fixed assets	(761)	(1,042)	(896)
Net cash provided by (used in) investment activities	(5,309)	(7,140)	10,199

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	12	599	104
Net cash provided by financing activities	12	599	104

Increase (decrease) in cash and cash equivalents	(2,042)	(3,073)	14,564
Cash and cash equivalents – beginning of period	17,799	20,872	20,408
Cash and cash equivalents – end of period	15,757	17,799	34,972

NOVA MEASURING INSTRUMENTS LTD.
YEAR TO DATE CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. dollars in thousands)

	Nine-months ended
	September 30,	September 30,
	2013	2012
CASH FLOW – OPERATING ACTIVITIES

Net income for the period	7,438	9,356
Adjustments to reconcile net income to net cash provided by operating activities:

Depreciation and amortization	2,577	1,925
Loss related to inventory damage	148	-
Amortization of deferred stock-based compensation	1,577	1,318
Increase (decrease) in liability for employee termination benefits, net	54	(131)
Deferred income taxes	1,438	2,500
Increase in trade accounts receivables	(3,467)	(1,499)
Decrease (increase) in inventories	167	(10,656)
Increase in other current and long term assets	(943)	(717)
Increase in trade accounts payables and other long term liabilities	28	4,902
Increase (decrease) increase in other current liabilities	1,454	(131)
Increase (decrease) in short and long term deferred income	(939)	1,944
Net cash provided by operating activities	9,532	8,811

CASH FLOW – INVESTMENT ACTIVITIES

Decrease (increase) in short-term interest-bearing bank deposits	(8,880)	9,318
Proceeds from short-term held to maturity securities	-	28
Proceeds from insurance claim	219	-
Additions to fixed assets	(2,145)	(2,148)
Net cash provided by (used in) investment activities	(10,806)	7,198

CASH FLOW – FINANCING ACTIVITIES

Shares issued under employee share-based plans	1,068	247
Net cash provided by financing activities	1,068	247

Increase (decrease) in cash and cash equivalents	(206)	16,256
Cash and cash equivalents – beginning of period	15,963	18,716
Cash and cash equivalents – end of period	15,757	34,972

DISCLOSURE OF NON-GAAP NET INCOME
(U.S. dollars in thousands, except per share data)

	Three months ended
	September 30,	June 30,	September 30,
	2013	2013	2012

GAAP Net income for the period	2,240	2,803	2,895

Non-GAAP Adjustments:
Stock based compensation expenses	368	624	489
Deferred income taxes expenses	116	713	349
Income from insurance claim	-	(509)	-
Loss related to equipment and inventory damage	-	148	-

Non-GAAP Net income for the period	2,724	3,779	3,733

Non-GAAP Net income per share:
Basic	0.10	0.14	0.14
Diluted	0.10	0.14	0.14

Shares used for calculation of Non-GAAP net income per share:
Basic	27,237	27,121	26,646
Diluted	27,503	27,419	27,485

	Nine-months ended
	September 30,	September 30,
	2013	2012

GAAP Net income for the period	7,438	9,356

Non-GAAP Adjustments:
Stock based compensation expenses	1,577	1,318
Deferred income taxes expenses	1,438	2,500
Income from insurance claim	(509)	-
Loss related to equipment and inventory damage	148	-

Non-GAAP Net income for the period	10,092	13,174

Non-GAAP Net income per share:
Basic	0.37	0.50
Diluted	0.37	0.49

Shares used for calculation of Non-GAAP net income per share:
Basic	27,071	26,598
Diluted	27,343	27,260